UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number: 001-36885

TANTECH HOLDINGS LTD

(Translation of registrant’s name into English)

c/o Zhejiang Forest Bamboo Technology Co., Ltd.

No. 10 Cen Shan Road, Shuige Industrial Zone

Lishui City, Zhejiang Province 323000

+86-578-226-2305

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

EXPLANATORY NOTE

On March 18, 2022, Tantech Holdings Ltd (NASDAQ: TANH) (“Tantech” or the “Company”) announced the closing of an underwritten public offering (the “Offering”) of 20,000,000 common shares and prefunded warrants to purchase common shares (collectively, the “Securities”) pursuant to an underwriting agreement dated March 16, 2022 (the “Underwriter Agreement”) by and between the Company and Aegis Capital Corp. (the “Underwriter”). The gross proceeds to the Company are expected to be approximately $10.0 million, before deducting underwriting discounts and commissions and other estimated expenses payable by the Company. The pre-funded warrants are offered at the same $0.50 price per share as the common shares, less the $0.001 per share exercise price of each pre-funded warrant. The Company intends to use the net proceeds from this offering for general corporate purposes, including, but not limited to, working capital and other business opportunities.

In addition, the Company granted the Underwriter a 45-day option to purchase an additional 15.0% of common shares at the public offering price to cover over-allotments, if any. If this option is exercised in full, the total gross proceeds would be approximately $11.5 million, before deducting underwriting discounts, commissions and other offering expenses.

In connection with the closing of the Offering on March 18, 2022, the Company issued a press release titled: “Tantech Holdings Ltd. Announces Successful Closing of $10.0 Million Underwritten Public Offering”. A copy of the press release is furnished herewith as Exhibit 99.1.

Pursuant to the terms of the Underwriting Agreement, the Securities were offered pursuant to a registration statement on Form F-3 (File No. 333-248197) which was filed with the Securities Exchange Commission on August 20, 2020 and was declared effective on August 31, 2020 (the “Registration Statement”). A final prospectus dated March 16, 2022 relating to and describing the terms of the offering has been filed with the Securities and Exchange Commission. This report shall not constitute an offer to sell or the solicitation to buy nor shall there be any sale of the securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Underwriting Agreement, a copy of which is attached hereto as Exhibit 1.1. A copy of the opinion of Campbells LLP, as legal counsel to the Company relating to the legality of the issuance and sale of the Securities in the Offering, is attached hereto as Exhibit 5.1.

The document attached as Exhibit 5.1 to this Form 6-K is hereby incorporated by reference into the Registration Statement and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit	Description
1.1	Underwriting Agreement by and between Tantech Holdings Ltd and Aegis Capital Corp, dated March 16, 2022
5.1	Opinion of Campbells LLP
23.1	Consent of Campbells LLP (included in Exhibit 5.1)
99.1	Press release titled: “Tantech Closes $13.7 Million Underwritten Public Offering of Common Shares,” dated March 18, 2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tantech Holdings Ltd

Date: March 21, 2022	By:	/s/ Wangfeng Yan
Wangfeng Yan
Chief Executive Officer